UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  December 3, 2008
Commission file number  001-15254
ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)
(403) 231-3900

(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):           N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated December 3, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 3, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Increases Dividend by 12%; Announces 2009 Earnings Guidance
CALGARY, ALBERTA — December 3, 2008 — Enbridge Inc. (TSX: ENB, NYSE: ENB) today announced that its Board of Directors has declared a quarterly dividend of $0.37 per common share payable on March 1, 2009 to shareholders of record on February 16, 2009. The dividend reflects a 12% increase from the Company’s prior quarterly rate of $0.33 per share. Enbridge also announced its 2009 guidance for adjusted operating earnings of $2.18 to $2.32 per share.
“Enbridge expects to deliver very favourable financial performance next year with earnings higher than previously anticipated,” said Patrick D. Daniel, President and Chief Executive Officer. “This growth in earnings will enable us to provide a generous increase in the dividend paid to our shareholders, while reducing our payout to the middle of our 60% to 70% target range.”
“All in all, our near term and long term outlook confirms that Enbridge’s value proposition — safety, income and growth — delivers value to our investors even in a difficult economic environment.”
Enbridge’s positive outlook reflects continuing strong performance from the Company’s core business operations which are largely unaffected by the current financial market turmoil and are not directly tied to oil and gas prices. Enbridge also anticipates benefiting from the higher U.S. dollar, its increased ownership interest in Enbridge Energy Partners, L.P. and corresponding participation in the Partnership’s growth, and a reduced near term equity requirement.
Mr. Daniel said that Enbridge’s longer term prospects are also favourable and that the Company will be examining a variety of potentially attractive infrastructure investment opportunities.
“As a company with strong operating capabilities and financial capacity, we’re well positioned to capitalize on opportunities available in the current environment. We remain confident of achieving a five year compound average annual growth rate in earnings per share of 10% through 2012, and a similar performance for the forseeable future.”

Mr. Daniel also noted that “Enbridge’s financial capacity and flexibility stands out as a distinguishing feature in the current financial market turmoil.”
DBRS, Moody’s and Standard & Poor’s have all recently affirmed Enbridge’s strong investment grade credit ratings. In November, Enbridge subsidiaries accessed capital markets with the issuance of two tranches of debt totaling $500 million at competitive rates of 5.57% and 6.62%.
“With more than $3 billion of unutilized bank credit facilities, we have adequate liquidity to fund all of our committed growth projects,” said Mr. Daniel. “With the deferral of the Fort Hills Project we will have minimal need for equity in 2009 to fund our committed capital program. However, with a number of attractive additional investment opportunities potentially available, we will be looking to opportunistically bolstering our equity base through asset sales or monetizations, and equity issuance.”
Conference Call
Enbridge will hold a conference call on Wednesday, December 3, 2008 at 2:30 p.m. Eastern time (12:30 p.m. Mountain time) to discuss the 2009 guidance. Analysts, members of the media and other interested parties can access the call at 617-213-8847 or toll-free at 1-866-203-2528 using the access code of 53091136. The call will be audio webcast live at www.enbridge.com/investor.
A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 71223323.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey Media (403) 508-6563 Toll-free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Vern Yu Investment Community (403) 231-3946 Email: vern.yu@enbridge.com
Website: www.enbridge.com

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